CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 21, 2006

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an amendment to the press announcement dated November 20, 2006 containing the Company’s annual results for the year ended August 31, 2006.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer

Dated: November 21, 2006

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

AMENDMENT TO ANNUAL RESULTS ANNOUNCEMENT DATED

20 NOVEMBER 2006

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) announces that there is an amendment on the annual results announcement dated 20 November 2006.

Reference is made to the annual results announcement of the Company dated 20 November 2006 (the “Announcement”). The Board would like to clarify that the paragraphs “Costs” and “Prospects” as follows should be included in the Chinese version of the Announcement:

“ Costs

During the year, the Group initiated a major operational efficiency plan, empowering department heads to re-engineer their whole work processes. As a result, total operating costs fell by HK$127.3 million or 9.6% to HK$1,195.3 million. The majority of the cost savings came from reduced “General and Administration” and “Advertising and Promotion” expenses.

Our investment in high “Advertising and Promotion” expenses in FY05 to launch our bb100 (100 Mbps symmetric broadband service) is now paying dividends. Having achieved a critical mass of subscribers, positive word-of-mouth is now a major source of new acquisitions for our services.

During the year, we made significant progress in our drive for Customer Service excellence. The Group’s customer service was widely recognised as an industry leader with the conferring of several service awards. We were awarded as the winner of “Call Center of the Year” and “Customer Service Centre of the Year” under “Customer Relationship Excellence Awards 2005” by Asia Pacific Customer Service Consortium in July 2006 and the Bronze medal for “Contact Centre of the Year (over 100 seats)” by the Hong Kong Call Centre Association in October 2006. Our improved customer service has reduced both retention and acquisition costs.

PROSPECTS

The Hong Kong telecom industry was characterised by heavy over investment between market opening in 1995 and bursting of the technology bubble in 2000, which was subsequently followed by rapid reduction in industry investment ever since. CTI’s commitment to investing in the Hong Kong telecom industry runs contrary to this trend, with our FY06 capex-to-sales ratio of 27.9% being amongst the highest in the industry.

We believe that ultra high bandwidth applications that require more than 10 Mbps access will become the industry norm over time. This trend will place CTI’s Metro Ethernet investment at a strategic advantage over legacy carriers. We remain committed to expanding our Metro Ethernet reach from 1.3 million to 1.8 million homes pass (approximately 80% of total homes stock), although timing is now subject to cash flow generation from existing coverage rather than a specific date.”

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Lai Ni Quiaque
Chief Financial Officer and Executive Director

Hong Kong, 21 November 2006

“Please also refer to the published version of this announcement in South China Morning Post.”